Filed Pursuant to Rule 433

Registration No. 333-292019

June 3, 2026

News Release

TransAlta Announces the Acquisition of Two Fully-Contracted Gas Assets in Colorado and Concurrent $350 Million Bought Deal Offering of Common Shares

The short form base shelf prospectus is accessible, and the final prospectus supplement will be accessible within two business days, through SEDAR+.

CALGARY, Alberta (June 3, 2026)

Highlights

•	Acquisition of two new natural gas-fired peaking facilities totaling 318 MW; 100% contracted under tolling agreements with investment grade customers for 25+ years

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Adds scale with the expected addition of low risk, high-quality Adjusted EBITDA[1] of approximately US$80 million per year ($110 million) and Free Cash Flow[1] of approximately US$33 million per year ($45 million) with potential upside to projections from availability incentive payments

•	Expected to deliver immediate low-to-mid single digit accretion to Free Cash Flow per Share[1]; TransAlta is anticipated to be able to unlock operational, insurance and tax synergies

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Total transaction value of US$1.0 billion includes the assumption of US$750 million of debt and US$250 million of equity to be raised via a concurrent $350 million bought deal common share offering, with a 15% over-allotment option

•	27-year weighted average off-take agreement tenure increases TransAlta’s contractedness and contract duration profile; full pass through of all fuel, O&M and capital costs

•	Establishes physical position in Colorado, a state with highly attractive growth prospects within TransAlta’s core geography of the Western U.S.

•	Continues TransAlta’s successful track record of accretive, on-strategy acquisitions that leverage its competitive advantages

•	Cash flows to be redeployed into other attractive growth opportunities such as Centralia and Alberta data centres

•	Strengthens business risk profile with a clear path to improving credit metrics in the near-term

TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) is pleased to announce that it has entered into a purchase and sale agreement (the Acquisition) to acquire Mountain Peak Power LLC and Canyon Peak Power LLC (the Project Companies), each of which is an indirect subsidiary of Blackstone, Inc. The Project Companies own two new natural gas peaking facilities totaling 318 MW near Denver, Colorado.

The assets are expected to add approximately US$80 million of Adjusted EBITDA1 per year from the 162 MW Mountain Peak Power and 156 MW Canyon Peak Power facilities. Mountain Peak Power has been operating since September 2025 and Canyon Peak Power is expected to achieve commercial in-service in the third quarter of 2026.

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“This acquisition adds new, high-quality, low-risk assets in a core market for us,” said Joel Hunter, President and Chief Executive Officer of TransAlta. “It strengthens our business risk profile, is immediately accretive to our Free Cash Flow per Share1 and establishes a strategic foothold in Colorado, a state we believe has accelerating growth potential. These assets will generate long-term contracted cashflows for redeployment into other growth prospects such as Centralia and Alberta data centres, and I am pleased with the continued meaningful progress on both projects,” concluded Mr. Hunter.

The total transaction value of US$1.0 billion includes the assumption of US$750 million of senior secured project level debt and US$250 million of equity to be raised via a concurrent bought deal common share offering for $350 million and is subject to working capital and other adjustments. Net proceeds from TransAlta’s concurrent $350 million bought deal common share offering will fully fund the equity component of the Acquisition. The non-recourse project debt at each asset is fully amortizing over the contract terms and carries an investment grade rating. The Company continues to actively manage its capital structure through multiple levers, including portfolio optimization and asset recycling opportunities. Combined with the expected recovery of Alberta power prices and the return to service of Centralia, credit metrics are expected to strengthen.

The Acquisition is subject to Canyon Peak Power achieving commercial in-service as well as customary closing conditions, including receipt of regulatory approvals. The Acquisition is expected to close early in the fourth quarter of 2026.

Facilities Overview

	Mountain Peak Power	Canyon Peak Power

Capacity	162 MW	156 MW

COD	September 2025	Expected Q3 2026

Technology	Six GE LM2500XPRESS Gas Turbines	Six GE LM2500XPRESS Gas Turbines

Contract Term	30 Years	25 Years

Customer	United Power, Inc.	CORE Electric Cooperative

Customer Credit Rating	A	AA-

Contract Capacity	100%	100%

Payment	Fixed Capacity	Fixed Capacity

Fuel, O&M, Capital Costs	Full Pass Through	Full Pass Through

Project Financing	US$365 million at 6.2%	US$385 million at 6.2%

Bought Deal Equity Financing

TransAlta has entered into an agreement with a syndicate of underwriters led by CIBC Capital Markets and RBC Capital Markets (collectively, the Underwriters), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 18.2 million common shares of TransAlta at a price of $19.20 per share (the Offering Price), for gross proceeds of approximately $350 million (the Offering).

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TransAlta intends to use the net proceeds of the Offering to fund the cash purchase price of the Acquisition.

The Offering is expected to close on or about June 9, 2026, subject to customary closing conditions, including receipt of all necessary approvals of the Toronto Stock Exchange and the New York Stock Exchange. The closing of the Offering is not conditional on closing of the Acquisition. If the Acquisition is not completed, TransAlta intends to use the net proceeds from the Offering to reduce its outstanding indebtedness and finance future growth opportunities including acquisitions, or for other general corporate purposes.

Additionally, the Company has granted the Underwriters an option to purchase up to an additional 2,734,500 common shares at the Offering Price, exercisable in whole or in part at any time up to 30 days following the closing of the Offering, for potential additional gross proceeds to TransAlta of approximately $53 million.

The common shares will be offered and sold in each of the provinces of Canada pursuant to the Company’s short form base shelf prospectus (the Base Shelf Prospectus) filed on December 9, 2025, and in the U.S. pursuant to the Company’s base shelf prospectus filed as part of a registration statement on Form F-10 (the Registration Statement) with the U.S. Securities and Exchange Commission (the SEC). In connection with the Offering, TransAlta has filed a preliminary prospectus supplement to the Base Shelf Prospectus relating to and describing the terms of the Offering with the securities regulatory authorities in each of the provinces of Canada. A preliminary prospectus supplement to the base shelf prospectus filed as part of the Registration Statement relating to and describing the terms of the Offering was also filed with the SEC. A final prospectus supplement to the Base Shelf Prospectus will be filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC as part of the Registration Statement in connection with the Offering. The documents filed or to be filed in connection with the Offering contain important detailed information about the Company and the Offering. Prospective investors should read these filings, and the documents incorporated by reference therein, before making an investment decision. The common shares may also be offered on a private placement basis in other international jurisdictions in reliance on applicable private placement exemptions.

Delivery of the Base Shelf Prospectus, final prospectus supplements, and any amendments to the documents will be provided in accordance with Canadian securities legislation relating to access equals delivery procedures. Copies of the Base Shelf Prospectus and the preliminary prospectus supplement are, and the final prospectus supplement will be (within two business days of the date hereof) accessible on SEDAR+ at www.sedarplus.ca, and copies of the Registration Statement, base shelf prospectus and the preliminary prospectus supplement are available, and the final prospectus supplement will be available, free of charge on EDGAR on the SEC’s website at www.sec.gov. Alternatively, an electronic or paper copy of the prospectus supplements, the Base Shelf Prospectus, the Registration Statement and any amendment to such documents may be obtained, without charge, from: CIBC Capital Markets, 161 Bay Street, 5th Floor, Toronto, ON M5J 2S8 or by telephone at 1-416-956-6378 or by email at mailbox.canadianprospectus@cibc.com; or RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, Ontario M5J 0C2, Attention: Distribution Centre, by e-mail at Distribution.RBCDS@rbccm.com by providing the contact with an email address or address, as applicable.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of TransAlta, nor shall there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

[1]

Adjusted EBITDA, Free Cash Flow and Free Cash Flow per share are non-IFRS measures and ratios. Refer to the “Non-IFRS Measures” section of this news release for more information regarding these non-IFRS measures and ratios.

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Investor Call

A conference call and webcast will be held to discuss the Acquisition at 2:45 pm Mountain Time (4:45 pm Eastern Time) today, June 3, 2026. Given the concurrent equity offering, there will be no question and answer session following the remarks.

To register for the call, view dial-in numbers, and obtain a dial-in PIN, please access the following URL:

https://meetings.lumiconnect.com/400-483-290-929

The webcast will remain accessible for a 12-month period at the above URL.

Non-IFRS Measures

This news release contains references to the following Non-IFRS measures and ratios: Adjusted EBITDA, Free Cash Flow and Free Cash Flow per share. Non-IFRS measures do not have standardized meanings under IFRS and are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, as an alternative to, or more meaningful than, our IFRS results. The most directly comparable IFRS measures to Adjusted EBITDA, Free Cash Flow and Free Cash Flow per share are Earnings Before Income Taxes, Cash Flow from Operating activities and Cash Flow from Operating per share, respectively. Refer to the “Non-IFRS and Supplementary Measures” sections of our MD&A for the three months ended March 31, 2026 and our MD&A for the year ended December 31, 2025 (collectively MD&A) for more information about these measures including, where applicable, reconciliations to measures calculated in accordance with IFRS, which sections are incorporated by reference herein. The MD&A can be found on SEDAR+ (www.sedarplus.ca) under TransAlta’s profile.

About TransAlta Corporation

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the U.S. and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

Cautionary Statement Regarding Forward-Looking Information and Future Oriented Financial Information

This news release includes “forward-looking information,” within the meaning of applicable Canadian securities laws, and “forward-looking statements,” within the meaning of applicable U.S. securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast”, “potential”, “future”, “outlook”, “strategy”, “continue” or other similar words or expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: the Acquisition, including the terms thereof and the expected closing date; the anticipated effects and benefits of the Acquisition, including the anticipated synergies and effects on TransAlta’s financial and operational outlook, including expectations regarding Adjusted EBITDA, Free Cash Flow and Free Cash Flow per Share; the financing of the Acquisition,

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including statements regarding the Offering and the Company’s expectations with respect thereto, including the size of the Offering and the completion and timing thereof; the expected use of proceeds of the Offering; expectations regarding the performance of the acquired assets, including expected capacity, commercial in-service dates, contract terms, availability incentive payments and operational synergies; expectations about current and future industry activities, development opportunities and market conditions; TransAlta’s corporate strategy and the development and expected timing of growth opportunities; and expectations regarding TransAlta’s credit metrics and business risk profile.

The forward-looking statements are based on certain assumptions that TransAlta has made in respect thereof as at the date of this news release regarding, among other things: the satisfaction of the conditions to closing of the Acquisition and the Offering in a timely manner, including receipt of all necessary approvals; that both the Acquisition and the Offering will be completed on terms consistent with management’s current expectations; that Canyon Peak Power achieves commercial in-service in the expected timeframe; no significant changes to applicable laws and regulations; no material adverse impacts to investment and credit markets; no significant changes to power price and hedging assumptions; no significant changes to gas commodity price assumptions and transport costs; no significant changes to interest or foreign exchange rates; no significant changes to the demand for, and growth of, electricity generation; no significant changes to the integrity and reliability of the assets; no significant changes to our debt and credit ratings; no unforeseen changes to economic and market conditions; no significant events occurring outside the ordinary course of business; no significant changes to our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; no significant supply chain disruptions or shortages of raw materials or skilled labour; and no material changes to international trade laws, regulations, agreements, treaties, taxes, tariffs, duties or policies of Canada, the U.S. or other countries.

Although TransAlta believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the ability of TransAlta to receive all necessary regulatory approvals and satisfy all other necessary conditions to closing of the Acquisition on a timely basis or at all; the failure to realize the anticipated benefits and synergies of the Acquisition following completion thereof; an inability to complete the Offering in accordance with management’s current expectations or at all; fluctuations in power prices; changes in supply and demand for electricity; our ability to develop, access or implement, on a timely basis and on reasonable terms, the technology necessary to efficiently and effectively operate the assets and achieve expected future results; changes to legislative, regulatory and political environments; operational risks involving the assets, including unplanned outages and equipment failure; disruptions in the transmission and distribution of electricity; grid reliability; the risk that the credit ratings assigned to us or our securities may be downgraded or placed under review; adverse impacts on our information technology systems and our internal control systems, including increased cybersecurity threats; reduced labour availability and other labour relations matters; disruptions to our supply chains; weather conditions and their impact on electricity generation and demand; climate change-related risks, including the increased frequency and severity of extreme weather events; general economic risks, including deterioration of equity markets, increasing interest rates, changes to foreign exchange rates or rising inflation; general domestic and international economic and political developments, including potential trade tariffs; industry risk and competition, including from emerging technologies affecting the demand, generation, distribution or storage of electricity; counterparty credit risks; inadequacy or unavailability of insurance coverage; increases in our income taxes and any risk of reassessments; legal, regulatory and contractual disputes and proceedings involving us; reputational and stakeholder-related risks; and reliance on key personnel. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in providing forward-looking information may be found in our MD&A and elsewhere in TransAlta’s filings with the Canadian and U.S. securities regulators. This list of risk factors should not be construed as exhaustive.

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This news release also contains future-oriented financial information and financial outlook (collectively, FOFI) about TransAlta’s prospective results of operations following completion of the Acquisition, including expected Adjusted EBITDA and Free Cash Flow from the acquired assets, which are subject to the same assumptions, risk factors, limitations and qualifications as set forth in the above paragraphs and those set forth in the “2026 Outlook” section of the 2025 Annual Report, respectively. The FOFI contained in this news release was approved by management as of the date of this news release and was provided for the purpose of providing further information about TransAlta’s anticipated future business operations following completion of the Acquisition. Readers are cautioned that the FOFI contained in this news release should not be used for purposes other than for which it is disclosed herein.

All forward-looking statements and FOFI contained in this news release are expressly qualified by this cautionary statement. TransAlta does not undertake any obligation to publicly update or revise any forward-looking statements or FOFI contained herein, except as required by applicable laws.

For more information:

Investor Inquiries:	Media Inquiries:

Phone: 1-800-387-3598 in Canada and U.S.	Phone: 1-855-255-9184

Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com